EXHIBIT 99.1

Kamada Ltd. Reports Interest Rate for its Series C Debentures for the Period of March 1, 2014 to May 31, 2014

Kamada Ltd. reports that interest rate for its Series C Debentures for the period commencing on March 1, 2014 and ending on May 31, 2014 will be at a rate of 1.73193%.  The interest rate of 1.73193% is based on an annual interest rate of 6.92772%.  The interest will be payable on June 1, 2014 to debenture holders of record on May 20, 2014.  The ex-date is May 20, 2014.

Cautionary Note Regarding Forward-Looking Statements

This announcement includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials, the EMA and U.S. FDA authorizations and timing of clinical trials.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.